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EXHIBIT 21.1

LIST OF SUBSIDIARIES OF
EXCO RESOURCES, INC.

Name of Subsidiary	State of Incorporation
ROJO Pipeline, Inc.	Texas
EXCO Investment I, LLC	Delaware
EXCO Investment II, LLC	Delaware
EXCO Operating, LP	Delaware
North Coast Energy, Inc.	Delaware
North Coast Energy Eastern, Inc.	Delaware
Pinestone Resources, LLC	Delaware

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LIST OF SUBSIDIARIES OF EXCO RESOURCES, INC.